EXHIBIT 23.1

CONSENT OF RECOGNIZED EXPERT
 ON CLEAN WATER ACT PENALTY VALUATION

August 9, 2007

Massey Energy Company
4 North 4th Street
Richmond, Virginia 23219

Ladies and Gentlemen:

I hereby consent to the reference of my status as a recognized expert on penalty calculation in Clean Water Act cases, and to my estimate of potential liability of the suit filed on May 10, 2007 against Massey Energy Company and several of the Company’s subsidiaries by the United States, on behalf of the Administrator of the United States Environmental Protection Agency, prepared for Massey Energy Company based on analysis of the relevant data and appearing in this Quarterly Report on Form 10−Q of Massey Energy Company and to the incorporation by reference into the Registration Statements of Massey Energy Company and in the related prospectuses.

Sincerely,

By:           /s/ Robert H. Fuhrman
Name: Robert H. Fuhrman*

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*
Mr. Fuhrman earned a Master in Business Administration degree from Harvard Business School and served as an economist in the Office of Policy, Planning and Evaluation of the U.S. Environmental Protection Agency (EPA) from 1977 to 1983.  During the last twenty years, as an economic and financial consultant in private practice, he has provided analyses in over 150 environmental civil penalty cases, including deposition testimony in twenty matters and court testimony on eight occasions, mostly in federal district courts.  Mr. Fuhrman has also participated in at least twenty face-to-face settlement negotiations with the U.S. Department of Justice (DOJ) on such matters.